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Eric Orsic Attorney at Law eorsic@mwe.com +1 312 984 7617

July 19, 2017

Via EDGAR

Mr. Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628

Re:	Hamilton Beach Brands Holding Company

Draft Registration Statement on Form S-1

Confidentially Submitted on June 16, 2017

CIK No. 0001709164

Dear Mr. Spirgel:

On behalf of Hamilton Beach Brands Holding Company, Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated July 12, 2017 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1 that was confidentially submitted on June 16, 2017 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is submitting, via EDGAR, an amended copy of the Draft Registration Statement, reflecting the responses of the Company below. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement against the June 16, 2017 submission to facilitate the Staff’s review.

Questions and Answers About the Spin-off, page 1

1.	Please consider enhancing your discussion to include the potential risks, costs, and materially adverse consequences that could arise should NACCO decide not to proceed with the separation of Hamilton Beach Brands, Inc. and The Kitchen Collection, LLC. In that discussion, also disclose the reasons why the NACCO board determined not to proceed with the planned spin-off of Hamilton Beach Brands in the past.

Larry Spirgel

U.S. Securities and Exchange Commission

July 19, 2017

The Company has expanded its discussion on page 5 of the Registration Statement in response to the Staff’s comment.

Why is NACCO spinning off Hamilton Beach Holding?, page 1

2.	We note that Hamilton Beach Brands, Inc. and The Kitchen Collection, LLC (together, Hamilton Beach Brands Holding) contributed most of the revenues, gross profit, operating income, and net income to the consolidated financial statements of NACCO Industries during the fiscal year ended December 31, 2016. Please address whether and how the relative strength of Hamilton Beach Brands, Inc. and The Kitchen Collection, LLC contributed to the decision to spin-off the businesses.

The Company advises the Staff that the relative strength of Hamilton Beach Brands, Inc. and The Kitchen Collection did not contribute to the decision to spin-off the businesses, although NACCO’s board did consider the scale, financial strength and resources of Hamilton Beach Holding and NACCO (after spinning-off Hamilton Beach Holding) to operate as independent public companies. The decision to spin-off the businesses was influenced significantly by the very different nature of the businesses and operations of mining and value added mining services on the one hand, and small appliances and specialty retail on the other hand. As described on page 1 and also under “Reasons for the Spin-off” on page 38 of the Registration Statement, the NACCO board based its decision on opportunities and benefits it believed would be provided by the separation of the businesses in the areas of: recruiting, motivating and retaining employees; creating opportunities for growth; improving access to capital and capital structure; implementing CEO succession; and improving management focus.

3.

We note your disclosure on page 3 that the NACCO charter provides that each share of NACCO Class A and Class B Common is equal in terms of the rights to dividends and stock distributions, and therefore NACCO is required to distribute one share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common for each share of NACCO common stock owned—whether Class A or B. We also note that the Hamilton Beach charter, unlike the NACCO charter, will permit the distribution of stock in a subsidiary that mirrors the specific class of common stock held by a Hamilton Beach stockholder. We further note that the operation of the NACCO charter to the spin-off of a subsidiary results in voting disparity between a NACCO shareholder’s voting interest in NACCO and the shareholder’s voting interest in the subsidiary, such as in the 2012 spin-off by NACCO of Hyster-Yale Materials Handling, Inc., and the contemplated spin-off of Hamilton Beach. Therefore, please discuss what other options the NACCO board considered, including whether the NACCO board considered amending the NACCO charter, rather than the Hamilton Beach charter, prior to the spin-off of Hamilton Beach to avoid

Larry Spirgel

U.S. Securities and Exchange Commission

July 19, 2017

changing the relative voting interests of NACCO shareholders in Hamilton Beach. Also discuss in greater detail any potential negative effects to holders of either class that could occur as a result of the collective voting power in Hamilton Beach Holding differing from the current voting power of NACCO stockholders.

The Company respectfully advises the Staff that the NACCO board did not consider amending the NACCO charter prior to the spin-off to permit the distribution of stock in a subsidiary that mirrors the specific class of common stock held by a NACCO stockholder as a viable alternative. Amending the NACCO charter in this manner would have required stockholder approval by the holders of NACCO common stock, including a separate class vote by the holders of NACCO Class A common stock. The potential negative effect to the holders of NACCO common stock is that the spin-off results in a greater concentration of voting power among the holders of NACCO Class A common stock in Hamilton Beach Holding than in NACCO since the high-vote Class B shares of Hamilton Beach Holding are being distributed to both the holders of high-vote and low-vote common stock of NACCO and thus results in a corresponding reduction of voting power among holders of NACCO Class B common stock. We have included additional disclosure regarding the shift in voting power on pages 3-4 of the Registration Statement.

Summary

Stockholders’ Agreement, page 14

4.	Please clarify whether all of the founding family members’ Class B common stock will be subject to the stockholders’ agreement.

The Company anticipates that at least 95% of the founding family members’ Class B common stock will be subject to the stockholders’ agreement. We have included additional disclosure to that effect on page 14 of the Registration Statement.

Accounting Treatment, page 45

5.	Please explain to us why you believe NACCO, for accounting purposes, should be considered the spinnor and Hamilton Beach Brands Holding the spinnee. Provide us as part of your response a detailed analysis of the facts and circumstances of the transaction and your consideration of the guidance in ASC 505-60-25-8, including your analysis of each of the indicators of whether a spinoff should be accounted for as a reverse spinoff.

The Company respectfully advises the Staff that NACCO is an operating holding company with the following principal businesses: mining and value-added mining services (The North American Coal Corporation or “NACoal”), consumer, commercial and specialty small appliances (Hamilton Beach Brands, Inc. or “HBB”) and specialty

Larry Spirgel

U.S. Securities and Exchange Commission

July 19, 2017

retail (The Kitchen Collection, LLC or “KC”). NACCO’s board of directors determined that separating its consumer, commercial and specialty small appliances and specialty retail businesses from NACCO’s mining and value-added mining services business through the spin-off of Hamilton Beach Holding is in the best interests of NACCO and its stockholders. The separation will provide both NACCO and Hamilton Beach Holding with a number of significant opportunities and benefits, including providing greater flexibility for Hamilton Beach Holding (i) to pursue strategic growth opportunities, such as acquisitions and joint ventures, in the housewares industry because it will have the ability, subject to certain restrictions relating to the requirements for a tax-free distribution, to offer its stock as consideration in connection with potential future acquisitions or other growth opportunities and (ii) to use its stock to raise funds for acquisitions or other growth opportunities. The transaction will also, among other things, provide Hamilton Beach Holding with direct access to equity and debt capital markets to fund its growth strategies and to establish a capital structure and dividend policy reflecting its business needs and financial position.

As stated in ASC 505-60-25-8, the legal form of a spin-off transaction is presumed to determine the underlying accounting of the transaction. ASC 505-60-25-8, however, provides for indicators that may lead to the conclusion that the legal form and the substance of the transaction differ, resulting in a reverse spin-off for accounting purposes. No one factor is to be considered presumptive or determinative. Each of the aforementioned indicators derived from ASC 505-60-25-8 are enumerated below with the Company’s analysis of how each was considered in reaching its conclusion that the legal form and the substance of the transaction do not differ in such a manner that overcomes the presumption that the legal form of the spin-off should determine the underlying accounting of the transaction.

•	The relative size of the spinnor and of the spinnee, measured by the size of assets, revenue, and earnings of each entity

•	Total assets of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding were $311.2 million and $356.9 million as of December 31, 2016, respectively. Neither entity’s total assets are definitively larger than the other.

•

Reported consolidated revenues of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding were $745.4 million and $111.1 million, respectively, for the year ended December 31, 2016. Although reported consolidated revenue of Hamilton Beach Holding is significantly larger than reported consolidated revenue of NACCO excluding Hamilton Beach Holding, the Company also considered the unconsolidated revenues of its operating coal mines in evaluating this indicator. Although NACCO owns 100% of the equity and manages the daily operations of its unconsolidated mines, it accounts for these unconsolidated mines in accordance with the provisions of ASC 810. When considering the revenue related to the 100% owned unconsolidated mines, NACCO excluding Hamilton Beach Holding adjusted revenue would have been

Larry Spirgel

U.S. Securities and Exchange Commission

July 19, 2017

$760.1 million compared with Hamilton Beach Holding revenues of $745.4 million for the year ended December 31, 2016. Based on these factors, the Company concluded that reported consolidated revenue is not the appropriate metric in evaluating the relative size of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding. Further, the Company concluded, based on its evaluation of all reported consolidated and unconsolidated revenue, that neither entity’s total revenue is definitively larger than the other.

•	Operating profit of Hamilton Beach Holding was $43.4 million for the year ended December 31, 2016 compared with an operating loss of $1.7 million for the year ended December 31, 2016 for NACCO excluding Hamilton Beach Holding. The 2016 results of NACCO excluding Hamilton Beach Holding were unfavorably affected by substantial charges and operating losses at Centennial Natural Resources, LLC, an NACoal operating coal mining subsidiary, which ceased coal production at the end of 2015. Centennial’s operating loss for the year ended December 31, 2016 was $27.5 million, which included a $17.4 million asset impairment charge. Excluding Centennial, operating profit for NACCO excluding Hamilton Beach Holding would have been $25.9 million. NACCO excluding Hamilton Beach Holding expects an increase in earnings from the unconsolidated mining operations in 2017 and beyond due to a number of factors including (i) the start of production at one mine on January 1, 2017, (ii) a full year of production in 2017 at another mine, (iii) the maturation of its other newer operations and (iv) normal escalation of contractual compensation at existing operations. In addition, NACCO has commenced operations at additional limerock quarries for new customers in 2017, which is also expected to contribute to an increase in income from the unconsolidated mining operations in 2017 and beyond. The Company also evaluated the historical operating profit of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding from 2013 and 2012, the two most recent historical periods, which were not affected by Centennial, in reaching its conclusion. Operating profit at Hamilton Beach Holding was $30.1 million and $31.4 million for the years ended December 31, 2013 and 2012, respectively, compared with $31.2 million and $36.2 million for the years ended December 31, 2013 and 2012, respectively, for NACCO excluding Hamilton Beach Holding. The Company considered all of the aforementioned factors and concluded operating profit was not determinately different.

•	The relative fair value of the spinnor and of the spinnee

•	Based on an assessment of expected future cash flows (key inputs into a fair value determination) of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding, the Company anticipates that the resulting estimated fair values of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding would not be determinatively different to overcome the presumption that the legal spinnor is also the accounting spinnor.

•	The continuation of senior management

•

J.C. Butler, Jr. is currently the President and Chief Executive Officer of NACoal and will remain in that position after the spin-off. Mr. Butler will also become the President and Chief Executive Officer of NACCO after the spin-off, succeeding Alfred M. Rankin, Jr. in that role. All of the other current executive officers of NACCO as identified in NACCO’s Annual Report on Form 10-K for the year ended December 31, 2016, which include NACCO’s Principal Financial Officer, General Counsel and Director of Financial Planning and Analysis, will remain in the same executive capacities with NACCO following the spin-off. Mr. Rankin, who

Larry Spirgel

U.S. Securities and Exchange Commission

July 19, 2017

currently serves as NACCO’s Chairman, President and Chief Executive Officer, will transition to Non-Executive Chairman of NACCO in connection with NACCO’s planned leadership succession. Greg Trepp is currently the Chief Executive Officer of HBB and KC and will serve as the Chief Executive Officer of Hamilton Beach Holding after the spin-off. Mr. Rankin, who is the current Chairman of HBB and KC, will transition to Executive Chairman of Hamilton Beach Holding as part of HBB and KC’s planned leadership succession.

•	The intended holding period or subsequent sale of either of the separate entities.

•	There is no planned or likely disposal of Hamilton Beach Holding or NACCO excluding Hamilton Beach Holding.

Based on management’s evaluation, when considering all of the above factors, both individually and in the aggregate, the presumption that the legal spinnor is the accounting spinnor is not overcome. As such, the Company respectfully submits that NACCO Industries, Inc. is both the legal and accounting spinnor and Hamilton Beach Holding is the legal and accounting spinnee.

Material U.S. Federal Income Tax Consequences, page 46

6.	We note that you will be filing an Exhibit 8.1 tax opinion. Please reflect counsel’s opinion in the discussion of the material tax consequences.

The Company has revised the disclosure on page 44 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

7.	Please expand the year to year comparison of your results of operations to address, from your perspective as a consolidated whole, each material change in your reported consolidated line-items as required by Instructions 4 and 10 to Item 303(a) of Regulation S-K.

The Company has revised the Registration Statement to include a table that details the components of changes in Consolidated Revenues, Operating Profit and Net Income by segment on page 56 of the Registration Statement. As a holding company, Hamilton Beach Holding has no operations of its own and therefore the material changes in each line item are addressed in the segment results.

8.

We note that your current reporting segment based discussion cites multiple factors as impacting your results of operations but provides no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, in the penultimate paragraph of page 59, you attributed an increase in gross profit and a decrease in selling, general and administrative expenses to several factors, each unquantified. Please see the guidance provided by Section III.D of SEC Release No. 33-6835 and, as applicable, revise throughout to quantify the impact of each

Larry Spirgel

U.S. Securities and Exchange Commission

July 19, 2017

material factor discussed when your consolidated results are impacted by two or more factors. In addition, you should remove vague terms such as “mainly” in favor of specific quantifications.

The Company respectfully advises the Staff that it considered Section III.D of SEC Release No. 33-6835 and has quantified the main contributors to period-to-period changes in revenues and operating profit in tabular format with a discussion of more specific drivers in a narrative form following each table. When material, additional quantitative data is supplied in the narrative. The Company has adjusted the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement in response to the Staff’s comment to quantify the impact of each material factor included in the narrative where applicable. Additionally, the Company has removed vague terms such as “primarily” and “mainly” in certain instances in favor of specific quantifications. When individual component changes are immaterial, the Company continues to describe the components in order of magnitude without quantification to provide the reader a general sense of the relative contribution of each change, and in some instances, the Company continues to use terms such as “primarily” or “mainly” to convey that all drivers or causes of changes from period to period have not been included in the narrative.

9.	Please revise your discussions and analysis of liquidity, capital resources and contractual obligations to present the information required by Items 303(a)(1), (2) and (4) of Regulation S-K on a consolidated basis for Hamilton Beach Brands Holding Company as a whole.

The Company has revised its discussions and analysis in the Registration Statement on pages 55-57.

Related Party Transactions, page 75

10.	Please expand your discussions of your post spin-off Separation Agreement and Ancillary Agreements in accordance with Item 303(a)(3)(i) and (ii) of Regulation S-K. Describe known impacts such agreements will have on your future reported income from continuing operations as well as any material uncertainties related to these agreements.

The Company has expanded its discussion of the post spin-off Separation Agreement and Ancillary Agreements in the Registration Statement on pages 76-77. The Company supplementally advises the Staff that the services to be provided under the transition services agreement are similar to the services provided by corporate headquarters to the Company which are addressed in our response to Comment 11.

Larry Spirgel

U.S. Securities and Exchange Commission

July 19, 2017

Financial Statements

Note 15 – Related Party Transaction, page F-31

11.	Please describe the nature of each of the “centralized services and stewardship activities” that were provided by corporate headquarters to the Company. Also, describe the methodology for allocating these costs and indicate that you believe the methods used are reasonable. We refer you to the guidance in Questions 1 and 2 of ASC 225-10-S99-3.

The Company respectfully advises the Staff that the nature of the “centralized services and stewardship activities” that were provided by NACCO corporate headquarters to the Company include legal and consulting support relating to employee benefit and compensation matters, as well as accounting, tax and internal audit support. These costs were allocated to each of NACCO’s subsidiaries in accordance with ASC 225-10-S99-3 on the basis of direct usage, when identifiable, with the remainder proportionately allocated based on NACCO management’s estimate of the time and effort spent for the benefit of each subsidiary. As stated on page F-31, the Company believes the allocation methods used are reasonable.

12.	With respect to the expenses incurred by NACCO on behalf of the Company, please disclose your estimate of what those expenses would have been on a stand-alone basis. Refer to Question 2 of ASC 225-10-S99-3.

The Company respectfully advises the Staff that it is not practicable to estimate what these expenses would have been on a stand-alone basis had Hamilton Beach Holding operated as a publicly-traded company independent of NACCO.

*        *         *        *

Please contact me at 312-984-7617 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eorsic@mwe.com and facsimile transmissions may be sent to my attention at 312-984-7700.

Sincerely,

/s/ Eric Orsic
Eric Orsic